UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-40442

THE REAL BROKERAGE INC.

(Registrant)

701 Brickell Avenue, 17th Floor

Miami, Florida, 33131 USA

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) to the Report of Foreign Private Issuer on Form 6-K (the “Original Form 6-K”), originally furnished by The Real Brokerage Inc. (the “Company”) to the Securities and Exchange Commission on November 7, 2024 containing:

●	the Company and the Management’s Discussion and Analysis For the period ended September 30, 2024, and 2023;
●	the Unaudited Interim Condensed Consolidated Financial Statements for the period ended September 30, 2024;
●	the Certificate of Interim Filings by the CEO and CFO of the Company; and
●	the Press Release dated November 7, 2024 - The Real Brokerage Inc. Announces Third Quarter 2024 Financial Results

amends the Original 6-K to replace:

●	the Company and the Management’s Discussion and Analysis For the period ended September 30, 2024, and 2023;
●	the Unaudited Interim Condensed Consolidated Financial Statements for the period ended September 30, 2024; and
●	the Certificate of Interim Filings by the CEO and CFO of the Company;

as the financial statements which had previously been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) have been restated and prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) and to provide for the incorporation by reference described below. No other changes have been made to the Original Form 6-K. This Amendment does not reflect events that may have occurred subsequent to the original submission date and does not modify or update in any way the disclosures made in the Original Form 6-K.

This Amendment and each of the exhibits to this Amendment are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Reg. No. 333-282687) and Registration Statements on Form S-8 (Reg. Nos. 333-262142 and 333-269982), including the prospectuses contained therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE REAL BROKERAGE INC.
(Registrant)

Date March 6, 2025	By	/s/ Tamir Poleg
Tamir Poleg
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Amended and Restated Management’s Discussion and Analysis For the period ended September 30, 2024, and 2023

99.2	Amended and Restated Unaudited Interim Condensed Consolidated Financial Statements for the period ended September 30, 2024

99.3	Certification of Refiled Interim Filings CEO dated March 6, 2025

99.4	Certification of Refiled Interim Filings CFO dated March 6, 2025